# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kyverna Therapeutics, Inc., CIK 0001994702
CUSIP: 501976104
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 5980 HORTON STREET, SUITE 550, EMERYVILLE, California (CA), 94608
Date of event which requires filing of this statement: 11/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002039349

## Reporting persons
- GordonMD Global Investments LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,058,485; sole dispositive power 0; shared dispositive power 3,058,485; aggregate amount beneficially owned 3,058,485 (7% of the class)
- GordonMD Long Biased Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,735,783; sole dispositive power 0; shared dispositive power 2,735,783; aggregate amount beneficially owned 2,735,783 (6.2% of the class)
- GordonMD Long Biased GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,735,783; sole dispositive power 0; shared dispositive power 2,735,783; aggregate amount beneficially owned 2,735,783 (6.2% of the class)
- Craig D. Gordon: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,058,485; sole dispositive power 0; shared dispositive power 3,058,485; aggregate amount beneficially owned 3,058,485 (7% of the class)
- GordonMD Global Investments GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,058,485; sole dispositive power 0; shared dispositive power 3,058,485; aggregate amount beneficially owned 3,058,485 (7% of the class)

## Item 1. Issuer
Name of issuer: Kyverna Therapeutics, Inc.
Address of issuer's principal executive offices: 5980 HORTON STREET, SUITE 550, EMERYVILLE, CA, 94608

## Item 2. Person Filing
Name of person filing:
GordonMD Global Investments LP
GordonMD Long Biased Master Fund LP
GordonMD Long Biased GP LLC
Craig D. Gordon
GordonMD Global Investments GP LLC
Address of principal business office or, if none, residence:
GordonMD Global Investments LP
9460 WILSHIRE BLVD, SUITE 420, BEVERLY HILLS, CA, 90212

GordonMD Long Biased Master Fund LP
9460 WILSHIRE BLVD, SUITE 420, BEVERLY HILLS, CA, 90212

GordonMD Long Biased GP LLC
9460 WILSHIRE BLVD, SUITE 420, BEVERLY HILLS, CA, 90212

Craig D. Gordon
9460 WILSHIRE BLVD, SUITE 420, BEVERLY HILLS, CA, 90212

GordonMD Global Investments GP LLC
9460 WILSHIRE BLVD, SUITE 420, BEVERLY HILLS, CA, 90212
Citizenship:
GordonMD Global Investments LP - Delaware
GordonMD Long Biased Master Fund LP - Cayman Islands
GordonMD Long Biased GP LLC - Delaware
Craig D. Gordon - United States
GordonMD Global Investments GP LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
GordonMD Global Investments LP - 3,058,485
GordonMD Long Biased Master Fund LP - 2,735,783
GordonMD Long Biased GP LLC - 2,735,783
Craig D. Gordon - 3,058,485
GordonMD Global Investments GP LLC - 3,058,485
Percent of class:
GordonMD Global Investments LP - 7.0%
GordonMD Long Biased Master Fund LP - 6.2%
GordonMD Long Biased GP LLC - 6.2%
Craig D. Gordon - 7.0%
GordonMD Global Investments GP LLC - 7.0%
Sole power to vote or to direct the vote:
GordonMD Global Investments LP - 0
GordonMD Long Biased Master Fund LP - 0
GordonMD Long Biased GP LLC - 0
Craig D. Gordon - 0
GordonMD Global Investments GP LLC - 0
Shared power to vote or to direct the vote:
GordonMD Global Investments LP - 3,058,485
GordonMD Long Biased Master Fund LP - 2,735,783
GordonMD Long Biased GP LLC - 2,735,783
Craig D. Gordon - 3,058,485
GordonMD Global Investments GP LLC - 3,058,485
Sole power to dispose or to direct the disposition:
GordonMD Global Investments LP - 0
GordonMD Long Biased Master Fund LP - 0
GordonMD Long Biased GP LLC - 0
Craig D. Gordon - 0
GordonMD Global Investments GP LLC - 0
Shared power to dispose or to direct the disposition:
GordonMD Global Investments LP - 3,058,485
GordonMD Long Biased Master Fund LP - 2,735,783
GordonMD Long Biased GP LLC - 2,735,783
Craig D. Gordon - 3,058,485
GordonMD Global Investments GP LLC - 3,058,485

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of GordonMD Global Investments LP. None of those advisory clients, other than GordonMD Long Biased Master Fund LP, may be deemed to beneficially own more than 5% of the Common Stock, par value $0.00001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- GordonMD Global Investments LP: /s/ GordonMD Global Investments GP LLC, Craig D. Gordon / Managing Member of the General Partner (11/17/2025)
- GordonMD Long Biased Master Fund LP: /s/ GordonMD Long Biased GP LLC, GordonMD Long Biased GP LLC / Managing Member of the General Partner (11/17/2025)
- GordonMD Long Biased GP LLC: /s/ Craig D. Gordon, Craig D. Gordon / Managing Member (11/17/2025)
- Craig D. Gordon: /s/ Craig D. Gordon, Craig D. Gordon (11/17/2025)
- GordonMD Global Investments GP LLC: /s/ Craig D. Gordon, Craig D. Gordon / Managing Member (11/17/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.